United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Finotec Group, Inc.
Form 10-KSB for the fiscal year ended January 31, 2005 File No. 033-20966


     The Company would like to respond to the comment letter dated September 26, 2005, by amending the 10-KSB for the period ended January 31, 2005 as detailed below.

Form 10-KSB for the fiscal year ended January 31, 2005
------------------------------------------------------

Item 7. Financial statements and Supplementary Data
---------------------------------------------------

2. Summary of Significant Accounting Policies, Page F-6
-------------------------------------------------------

     1. Please revise to include a detailed description of your revenue recognition policy.

The Company would like to amend page the Summary of Significant accounting Policies on page F-6 by adding the following:

Revenue recognition

Finotec acts as a market maker for its customers based on the prices traded in the Interbank market, and recognizes a loss or revenue when customers close transactions in foreign currencies. When there is no compensation inside the system with its customers, Finotec turns to other institutions to clear the contracts and recognizes a loss or revenue from actions in derivative financial instruments.


Item 8A. Changes in and Disagreements with Accountants on Accounting and
------------------------------------------------------------------------
Financial Disclosure, page 31
-----------------------------

     2. Please revise to include the information required by Item 307 of Regulation S-B (17 CFR 228.307) and Item 308 of Regulation S-B (17 CFR 228.308).

The Company would like to amend Item 8A by adding the following:

CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures. The Company's Chief Executive Officer and its Chief Financial Officer , after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c) as of a date within 90 days of the filing date of this annual report on Form 10-KSB (the "Evaluation Date")), have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would be made known to them by others within the Company, particularly during the period in which this annual report on Form 10-KSB was being prepared.


(b) Changes in Internal Controls. There were no changes in the internal controls over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect the internal controls over financial reporting.



Item 13. Exhibits, page 36

     3. Please revise to include Exhibit 32 as required by Item 601 of Regulation S-B.


The Company would like to amend Exhibit 32 by adding the following:



     CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
     SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Didier Essemini, certify that:

1. I have reviewed this annual report on Form 10-KSB/A of South Finotec Group, Inc. (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4. The Company's other certifying officers and I, are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent functions);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.


                         /s/ Didier Essemini
                         -------------------------------------------
                         Didier Essemini, Chief Executive Officer

Dated: October 12, 2005

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TOSECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Didier essemini, certify that:

1. I have reviewed this annual report on Form 10-KSB/A of Finotec Group, Inc. (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4. The Company's other certifying officers and I, are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent functions);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.


                         /s/ Didier Essemini
                         ------------------------------------------
                         Didier essemini, Chief Financial Officer

Dated: October 12, 2005

                                                                    Exhibit 32.2

                      CERTIFICATION OF CEO PURSUANT TO THE
                               SARBANES-OXLEY ACT

In connection with the Annual Report of Finotec Group, Inc. (the "Company") on Form 10-KSB for the year ended January 31, 2005 as filed with the Securities and Exchange commission on the date hereof (the "Report), Didier Essemini, as Chief Executive Officer of the Company hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the Best of his knowledge, that: (1) The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: October 12, 2005
Signed:
                                  /s/ Didier Essemini
                                 ----------------------------
                                 Didier essemini
                                 Chief Executive Officer

                      CERTIFICATION OF CFO PURSUANT TO THE
                               SARBANES-OXLEY ACT

In connection with the Annual Report of Finotec Group, Inc. (the "Company") on Form 10-KSB for the year ended January 31, 2005 as filed with the Securities and Exchange commission on the date hereof (the "Report), Didier Essemini, as Chief Financial Officer of the Company hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the Best of his knowledge, that: (1) The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 12, 2005

Signed:

/s/ Didier Essemini
-------------------
Didier Essemini
Chief Financial Officer











The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.